[Letterhead of Deutsche Bank Trust Company Americas]

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549                                                                                                   November 19, 2010

Re:           Registration Statement on Form F-6
filed on behalf of China Xiniya Fashion Limited
Request for Acceleration

Ladies and Gentlemen:

Deutsche Bank Trust Company Americas, as Depositary for securities against which American Depositary Receipts are to be issued, hereby requests, pursuant to Section 8(a) of the Securities Act of 1933, as amended, the acceleration of the effectiveness date of the above referenced registration statement by the Securities and Exchange Commission to 4 p.m. (Eastern time) on November 22, 2010.

Very truly yours,

DEUTSCHE BANK TRUST COMPANY AMERICAS

By:	/s/ Christopher Konopelko
Name:	Christopher Konopelko
Title:	Vice President

By:	/s/ Michael Fitzpatrick
Name:	Michael Fitzpatrick
Title:	Vice President